Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

December 31, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sergio Chinos

Re:	Waverly Labs Inc. Draft Offering Statement on Form 1-A Submitted September 17, 2020 File No. 024-11323

Dear Mr. Chinos:

This letter is submitted on behalf of our client, Waverly Labs Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed September 17, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated December 28, 2020; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment 1 to Form 1-A filed December 15, 2020

Balance Sheets, page F-1

1	Comment: Tell us how presenting the amounts in the Funds held in escrow caption, which appear to include unpaid subscriptions receivable from December 31, 2019, is consistent with your policy outlined on page F-5. Please explain to us why the amounts have not been reclassified to a contra account to stockholders' equity at both June 30, 2020 and December 31, 2019. Refer to ASC 505-10-45-2. This comment also applies to your audited financial statements.

Response: The financial statements have been revised according to the Staff’s comments.

2	Comment: We note your disclosures relating to ASU 2016-02 - Leases (ASC842) and that you have not yet adopted the standard. To the extent you have elected to delay the adoption of new or revised financial accounting standards until the adoption date required for private companies, please revise the filing to include the disclosures required by Part F/S(a)(3) of this Form, or advise us. This comment also applies to your audited financial statements.

Response: We have revised the offering circular in accordance with the Staff’s comments.

The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks